Exhibit 99.3

W.D.Von Gonten&Co. Petroleum Engineering	10496 Old Katy Road, Suite 200 Houston, Texas 77043	t: 713.224.6333 www.wdvgco.com

February 24, 2017

Mr. Eric Marsh

Chief Executive Officer

Vine Oil & Gas LP.

5800 Granite Parkway, Suite 480

Plano, Texas 75024

Re: Vine Oil & Gas LP. Haynesville and Mid-Bossier Shale Properties “Revised” Estimate of Reserves and Revenues Henry Hub Strip Pricing “As of” January 1, 2017

Dear Mr. Marsh:

At your request, W.D. Von Gonten & Co. has prepared revised estimates of future reserves and projected net revenues for certain property interests owned by Vine Oil & Gas, L.P. (“Vine”). This report was prepared in accordance with guidelines specified in item 1202(a)(8) of Regulation S-K and is to be used for inclusion in certain SEC filings by Vine. These properties include producing, non-producing and undeveloped locations located in Red River, DeSoto, Sabine and Natchitoches Parishes, Louisiana. This report excludes effects of commodity derivatives and any unmet midstream commitments. Our third party analysis was completed on February 24, 2017. Our conclusions, “as of” January 1, 2017, are as follows:

	Net to Vine Oil & Gas, LP
Strip Price Case	Proved Producing	Proved Non-Producing	Proved Undeveloped	Total Proved
Reserve Estimates
Gas, MMcf	234,099.4		1,340,251.3	1,574,350.7

Revenues
Gas, $ (100) %	721,663,040		3,996,827,648	4,718,490,688
Total, $	721,663,040		3,996,827,648	4,718,490,688

Expenditures
Advalorem Taxes, $	38,332,816		82,355,344	120,688,160
Severance Taxes, $	13,313,412		62,987,840	76,301,252
Fixed Operating Expense, $	202,602,384		679,386,688	881,989,072
Variable Operating Expense, $	19,061,154		110,145,584	129,206,738
Transportation Expense, $	28,126,482		157,283,152	185,409,634
Total, $	301,436,248		1,092,158,608	1,393,594,856

Investments, $			1,245,080,192	1,245,080,192
Plugging & Abandonment, $	22,521,584	541,838	17,256,306	40,319,728
Total, $	22,521,584	541,838	1,262,336,498	1,285,399,920

Estimated Future Net Revenues (FNR)
Undiscounted FNR, $	397,705,216	-573,323	1,642,331,392	2,039,463,285
FNR Disc. @ 10%, $	308,872,320	-518,107	752,186,816	1,060,541,029

Allocation Percentage by Classification
FNR Disc. @ 10%	29.1%	0.0%	70.9%	100.0%

*	Due to computer rounding, numbers in the above table may not sum exactly.

W.D.Von Gonten&Co.

Petroleum Engineering

Purpose of Report – The purpose of this report is to provide Vine with an estimate of future reserves and net revenues attributable to interests owned by Vine in the Haynesville and Mid-Bossier shale formations effective as of January 1, 2017.

Scope of Work – W.D. Von Gonten & Co. was engaged by Vine to develop the appropriate reserve projections and estimate the remaining reserves associated with the developed and undeveloped properties included in this report. The properties evaluated by W.D. Von Gonten & Co. represent 100% of the total net proved gas reserves owned by Vine as of January 1, 2017. Once reserves were estimated, future revenues were determined in accordance with Vine provided Henry Hub strip pricing effective January 1, 2017.

Reporting Requirements Securities and Exchange Commission (SEC) Regulation S-X 210, Rule 4-10 and Regulation S-K 229, Item 1200 (as revised in December 2008, effective 1-1-10), and Accounting Standards Codification Topic 932 require oil and gas reserve information to be reported by publicly held companies as supplemental financial data. These regulations and standards provide for estimates of Proved reserves and revenues discounted at 10% and based on un-escalated prices and costs, however, this report is not prepared with SEC pricing but instead prepared with strip pricing as indicated under “Product Prices” below.

The estimated Proved reserves herein have been prepared in conformance with all SEC definitions.

The information presented herein represents optional disclosure pursuant to Item 1202(b) of Regulation S-K.

Projections – The attached reserves and revenue projections are on a calendar year basis with the first time period being January 1, 2017 through December 31, 2017.

Property Discussion

Vine currently owns, and operates, an approximate 54% working interest in 240 Proved Developed Producing (“PDP”) wells, an approximate 46% working interest in 191 PDP wells that GeoSouthern Energy Corp. (“GeoSouthern”) operates, and an approximate mean working interest of 9% in 39 PDP wells operated by miscellaneous other 3rd party companies. Vine also owns royalty and mineral interests in 109 wells operated by GeoSouthern and other 3rd party companies. All wells are located in Red River, De Soto, Sabine, and Natchitoches Parishes, Louisiana. The PDP wells are producing from the Haynesville and Mid-Bossier shale formations.

Reserve Estimates

Producing Properties – Reserve estimates for the PDP properties were based on volumetric calculations, log analysis, decline curve analysis, rate transient analysis, and/or analogy to nearby production, including from other operators.

Undeveloped Properties – The undeveloped reserves were necessarily estimated using volumetric calculations, log analysis, core analysis, geophysical interpretation and/or analogy to nearby recently drilled wells with comparative completion practices to that which Vine will implement. In addition, W.D. Von Gonten & Co. has performed a field study of the Haynesville and Mid-Bossier shale plays independent of this report. Our conclusion from that field study has fortified our confidence in the producing and undeveloped reserves included herein.

Reserves and schedules of production included in this report are only estimates. The amount of available data, reservoir and geological complexity, reservoir drive mechanism, and mechanical aspects can have a material effect on the accuracy of these reserve estimates. Due to inherent uncertainties in future production rates, well costs, commodity prices, and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom, and the actual cost incurred could be more or less than the estimated amounts. We consider the assumptions, data, methods, and procedures used in this report appropriate hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves and future net revenues.

Vine Oil & Gas, L.P. – 01.01.17 Strip Pricing 1P Reserve Report, February 24, 2017 – Page 2

W.D.Von Gonten&Co.

Petroleum Engineering

Product Prices

At the request of Vine, all revenue estimates represented herein are based on a Vine provided Henry Hub strip pricing beginning January of 2017. The following table summarizes the prices utilized in the generation of this report:

Month/Yr.	$/MmBtu	Month/Yr.	$/MmBtu	Month/Yr.	$/MmBtu	Month/Yr.	$/MmBtu	Month/Yr.	$/MmBtu
01/2017	3.93	09/2019	2.75	05/2022	2.72	01/2025	3.52	09/2027	3.52
02/2017	3.27	10/2019	2.77	06/2022	2.76	02/2025	3.48	10/2027	3.57
03/2017	3.25	11/2019	2.84	07/2022	2.79	03/2025	3.42	11/2027	3.67
04/2017	3.21	12/2019	2.97	08/2022	2.83	04/2025	3.11	12/2027	3.85
05/2017	3.21	01/2020	3.09	09/2022	2.83	05/2025	3.10	01/2028	4.00
06/2017	3.24	02/2020	3.05	10/2022	2.87	06/2025	3.13	02/2028	3.96
07/2017	3.27	03/2020	2.99	11/2022	2.95	07/2025	3.18	03/2028	3.89
08/2017	3.27	04/2020	2.70	12/2022	3.11	08/2025	3.21	04/2028	3.54
09/2017	3.25	05/2020	2.69	01/2023	3.27	09/2025	3.23	05/2028	3.53
10/2017	3.26	06/2020	2.72	02/2023	3.22	10/2025	3.28	06/2028	3.56
11/2017	3.31	07/2020	2.76	03/2023	3.16	11/2025	3.36	07/2028	3.61
12/2017	3.42	08/2020	2.78	04/2023	2.82	12/2025	3.52	08/2028	3.65
01/2018	3.50	09/2020	2.79	05/2023	2.82	01/2026	3.68	09/2028	3.66
02/2018	3.47	10/2020	2.82	06/2023	2.85	02/2026	3.64	10/2028	3.72
03/2018	3.38	11/2020	2.89	07/2023	2.89	03/2026	3.57	11/2028	3.82
04/2018	2.89	12/2020	3.04	08/2023	2.92	04/2026	3.25	12/2028	4.00
05/2018	2.84	01/2021	3.17	09/2023	2.93	05/2026	3.24	01/2029	4.15
06/2018	2.86	02/2021	3.13	10/2023	2.97	06/2026	3.27	02/2029	4.12
07/2018	2.89	03/2021	3.07	11/2023	3.05	07/2026	3.32	03/2029	4.05
08/2018	2.88	04/2021	2.71	12/2023	3.21	08/2026	3.36	04/2029	3.69
09/2018	2.86	05/2021	2.70	01/2024	3.37	09/2026	3.37	05/2029	3.68
10/2018	2.88	06/2021	2.73	02/2024	3.33	10/2026	3.43	06/2029	3.71
11/2018	2.92	07/2021	2.77	03/2024	3.26	11/2026	3.52	07/2029	3.76
12/2018	3.05	08/2021	2.80	04/2024	2.96	12/2026	3.68	08/2029	3.80
01/2019	3.15	09/2021	2.80	05/2024	2.95	01/2027	3.83	09/2029	3.81
02/2019	3.12	10/2021	2.83	06/2024	2.99	02/2027	3.80	10/2029	3.87
03/2019	3.06	11/2021	2.91	07/2024	3.03	03/2027	3.73	11/2029	3.97
04/2019	2.71	12/2021	3.06	08/2024	3.07	04/2027	3.40	12/2029	4.17
05/2019	2.68	01/2022	3.20	09/2024	3.08	05/2027	3.38	01/2030	3.90
06/2019	2.70	02/2022	3.16	10/2024	3.13	06/2027	3.42	Thereafter	3.90
07/2019	2.74	03/2022	3.09	11/2024	3.21	07/2027	3.46
08/2019	2.75	04/2022	2.73	12/2024	3.37	08/2027	3.50

A commodity pricing differential was applied to all properties on an individual property basis in order to reflect prices actually received at the wellhead. The differential from Henry Hub strip pricing reflects the loss in heating (energy) value measured in BTU’s from the Haynesville and Mid-Bossier shales. Vine provided a wellhead gross heating value of 965 Btu/Scf for both shales, therefore, W.D. Von Gonten & Co. used Henry Hub strip pricing less 3.5% for estimates of future reserves and projected net revenues for all developed and undeveloped Haynesville and Mid-Bossier wells in this report. The average realized price after adjustments for location and quality differentials such as transportation and BTU content for the reserves included in this report as part of the primary economic assumptions is $3.38/Mcf.

Operating Expenses and Capital Cost

Monthly operating expenses for the Haynesville and Mid-Bossier wells were provided by Vine. Vine provided W.D. Von Gonten & Co. with 12 months (November 2015 - October 2016) of historical operating expense data. W.D. Von Gonten & Co then applied these costs to each individual property.

Capital costs associated with the drilling and completion of future undeveloped locations were provided by Vine including support data from recently drilled Vine operated wells in 2016. Where available, these costs were further verified from recently drilled and competed wells from other regional and/or offsetting operators.

Vine Oil & Gas, L.P. – 01.01.17 Strip Pricing 1P Reserve Report, February 24, 2017 – Page 3

W.D.Von Gonten&Co.

Petroleum Engineering

All operating expenses and capital costs were held flat for the life of the properties.

Other Considerations

Abandonment Costs – The costs necessary for abandonment of certain properties were provided by Vine. W.D. Von Gonten & Co. expresses no warranties regarding the accuracy or validity of these costs for the generation of this report.

Additional Costs – Costs were not deducted for general and administrative expenses, depletion, depreciation and/or amortization (a non-cash item), or federal income tax.

Data Sources – Data furnished by Vine included basic well information including daily gas, water, and flowing pressure data, future development schedules with lateral well locations, lease acreage maps illustrating Haynesville and Mid-Bossier opportunities, and the majority of development locations for Haynesville and Mid-Bossier wells were identified by either Vine or GeoSouthern. Public data sources such as IHS Energy and the U.S. Geological Survey (USGS) were used to gather any additional necessary data.

Context – We specifically advise that any particular reserve estimate for a specific property not be used out of context from the overall report. The revenues and present worth of future net revenues are not represented to be market value either for individual properties or on a total property basis. The estimation of fair market value for oil and gas properties requires additional analysis other than evaluating undiscounted and discounted future net revenues.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the January 1, 2017 estimated oil and gas volumes. The reserves in this report can be produced under current regulatory guidelines. Actual future commodity prices may differ substantially from the utilized pricing scenario which may or may not extend or limit the estimated reserve and revenue quantities presented in this report.

We have not inspected the properties included in this report, nor have we conducted independent well tests. W.D. Von Gonten & Co. and our employees have no direct ownership in any of the properties included in this report. Our fees are based on hourly expenses and are not related to the reserves and revenue estimates produced in this report.

Thank you for the opportunity to assist Vine with this report.

Respectfully submitted,

William D. Von Gonten, Jr. P.E. TX# 73244

John M. Parker

Vine Oil & Gas, L.P. – 01.01.17 Strip Pricing 1P Reserve Report, February 24, 2017 – Page 4